DISCLAIMER OF BENEFICIAL OWNERSHIP

        Matex Inc., a Wisconsin corporation (Matex), is the owner of record of 671,000 shares of Class B-1 Common Stock and 3,960,000 shares of Class B-2 Common Stock. Additionally, Matex is the owner of record of 2,992,000 shares of Class C Common Stock of the Company.

        There is no public trading market for the Class B or Class C Common Stock, although shares of Class B Common Stock can be sold to eligible purchasers under the Company’s articles of incorporation. Additionally, each share of Class B Common Stock and Class C Common Stock is convertible into Class A Common Stock of the Company which is listed for trading on the New York Stock Exchange (CUSIP 481130102), as follows:

        (i)        Class B Common Stock is convertible into Class A Common Stock on 1:1 basis (after the expiration of certain time restriction periods)

        (ii)        Class C Common Stock is convertible into either (i) Class A and Class B on a basis of 1:0.248243 Class C to Class A and 1:1.115727 Class C to Class B, or (ii) Class A only on a basis of 1:1.36397 Class C to Class A.

        However, the Class B Common Stock is not fully convertible until the expiration of certain restriction periods, the earliest of which will not actually occur until September of 2004. Likewise, any Class A Common Stock converted from Class C Common Stock, cannot be sold until the expiration of certain restriction periods, except in certain limited circumstances.

        My late spouse, Judith Abert Meissner, was the owner of approximately 30% of the outstanding stock of Matex. I will be the Trustee and/or beneficiary of certain trusts created or to be created under her estate which will administer these shares of Matex. I do not own or control any shares of Matex other than t hose owned by my late spouse. Additionally, I am one of the seven directors of Matex and serve as its president.

        The 30% interest in Matex owned and/or controlled by me is not a controlling shareholder interest in Matex. The officers of Matex are not empowered to make any investment decisions with respect to Matex’s portfolio. Thus, I do not have or share investment control over Matex’s portfolio in my capacity as president. Additionally, as only one of its seven directors, I do not have or share investment control over Matex’s portfolio in my capacity as a director. As such, I disclaim beneficial ownership over the shares of Company held by Matex.